Law Office of BRIAN P. SIMON

Attorneys at Law

August 14, 2014

Securities and Exchange Commission
100 F Street, N. E.
Washington, DC  20549

         Re: ABCO Energy, Inc.
Form 10-Q  Dated August 14, 2014, for the Period Ending June 30, 2014 (“Form 10-Q”)
SEC File No:  000-55235

Gentlemen:

Pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, enclosed please find a copy of the Form 10-Q.

Please address any questions or comments you have regarding the enclosed Form 10-Q to the undersigned at the address below and via email at bps@bsimonlaw.com.

Thank you very much.

Very truly yours,

LAW OFFICE OF BRIAN P. SIMON

By: /s/ Brian P. Simon
Brian P. Simon

BPS:dm
Enclosure
cc: Mr. Charles O’Dowd
      Ms. Jessica Dickerson, SEC

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